Filed Pursuant to Rule 305(b)(2)

File Nos. 333-220369 and 333-220369-01

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

WILMINGTON TRUST, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

16-1486454

(I.R.S. employer identification no.)

1100 North Market Street

Wilmington, DE 19890

(Address of principal executive offices)

Daniel Barnes

Assistant Vice President

1100 North Market Street

Wilmington, Delaware 19890

(302) 651-8049

(Name, address and telephone number of agent for service)

Sotherly Hotels Inc.

Sotherly Hotels LP

(Exact name of obligor as specified in its charter)

Maryland	20-1531029
Delaware	20-1965427
(State of incorporation)	(I.R.S. employer identification no.)

410 W. Francis Street Williamsburg, Virginia	23185
(Address of principal executive offices)	(Zip Code)

Debt Securities

(Title of the indenture securities)

Item 1.	GENERAL INFORMATION. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of Currency, Washington, D.C.

Federal Deposit Insurance Corporation, Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	AFFILIATIONS WITH THE OBLIGOR. If the obligor is an affiliate of the trustee, describe each affiliation:

Based upon an examination of the books and records of the trustee and upon information furnished by the obligor, the obligor is not an affiliate of the trustee.

Item 16.	LIST OF EXHIBITS. Listed below are all exhibits filed as part of this Statement of Eligibility and Qualification.

1.	A copy of the Charter for Wilmington Trust, National Association, incorporated by reference to Exhibit 1 of Form T-1.

2.	The authority of Wilmington Trust, National Association to commence business was granted under the Charter for Wilmington Trust, National Association, incorporated herein by reference to Exhibit 1 of Form T-1.

3.	The authorization to exercise corporate trust powers was granted under the Charter for Wilmington Trust, National Association, incorporated herein by reference to Exhibit 1 of Form T-1.

4.	A copy of the existing By-Laws of Wilmington Trust, National Association, as now in effect, incorporated herein by reference to Exhibit 4 of form T-1.

5.	Not applicable.

6.	The consent of Wilmington Trust, National Association as required by Section 321(b) of the Trust Indenture Act of 1939, incorporated herein by reference to Exhibit 6 of Form T-1.

7.	Current Report of the Condition of Wilmington Trust, National Association, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

8.	Not applicable.

9.	Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wilmington Trust, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Wilmington and State of Delaware on the 31st day of January, 2018.

WILMINGTON TRUST, NATIONAL ASSOCIATION

By:	/s/ W. Thomas Morris II
	Name:	W. Thomas Morris II
	Title:	Vice President